

March 2, 2016

John Moore, Esq.
General Counsel
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO 80301

      Re: **Array BioPharma Inc.**
            Form 10-K for the fiscal year ended June 30, 2015
            Filed August 21, 2015
            Form 10-Q for the quarterly period ended December 31, 2015
            Filed February 5, 2016
            File No. 001-16633

Dear Mr. Moore:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 1. Business, page 4
Intellectual Property, page 30

1.   Your disclosures in the first two paragraphs on page 31 specifically address the patent protections covering two of the four proprietary advanced clinical stage drug programs that you identify on page 4. Please confirm that in future filings you will revise your Intellectual Property discussion to provide similar disclosure concerning Encorafenib, ARRY-797, and, as applicable, any other material advanced clinical stage drug programs or drug candidates.

Item 13. Certain Relationships And Related Transactions…, page 76

2.   Your disclosure in "Note 7 - Related Party Transaction" of your Form 10-Q filed on February 5, 2016 refers to an agreement with Mirati Therapeutics, Inc., whose President and Chief Executive Officer is also a member of your board. The disclosure indicates that Mirati paid you $1.6 million in FY2015; however, it does not appear that you disclosed the agreement in your FY2015 Form 10-K, Item 13 discussion. Please refer to Item 404 of Regulation S-K and confirm that in future filings, as applicable, you will provide all required disclosure concerning your agreement with Mirati, including an explanation of material terms related to Mirati's option to take a license as well as amounts associated with development milestones, sales milestones and royalties. Also, file the agreement as an exhibit or explain why it is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Exhibit Index

3.   We note your application for confidential treatment regarding Exhibit 10.1. Please note that our review of your Form 10-K and subsequent filings will remain open pending resolution of this confidential treatment application.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Office of Healthcare and Insurance